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September 25, 2012	www.mayerbrown.com

VIA EDGAR

Duc Dang

Senior Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Isle of Capri Casinos, Inc.
Registration Statement of Form S-4
Filed September 7, 2012
File No. 333-183783

Dear Mr. Dang:

This letter is submitted on behalf of Isle of Capri Casinos, Inc. (the “Company”) in response to comments raised by the Staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission in the Staff’s letter dated September 20, 2012 regarding the above-referenced filing (the “Registration Statement”) to Mr. Dale R. Black, Chief Financial Officer of the Company.  Set forth below are the Company’s responses to the Staff’s comments.  Concurrently with the filing of this letter, the Company is submitting (via EDGAR) Amendment No. 1 to the Registration Statement on Form S-4/A, which reflects changes made to the Registration Statement in response to the Staff’s comments.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comments in italics text and the Company’s response is set forth immediately following each Staff comment.

General

1.                                      We note, on page (ii), that you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response:  The Company has revised the Registration Statement as requested.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Exhibits

Exhibit 99.1 Form of Letter of Transmittal

2.                                      In the third paragraph on page 7, it appears that note holders are acknowledging that they have “read” all of the terms of the exchange offer. Please note that note holders should not be required to acknowledge or certify that they have “read,” “reviewed” or “understand” all of the terms of the exchange offer. Please revise this letter accordingly.

Response:  The Company has revised the Form of Letter of Transmittal as requested.

Please direct any questions or comments regarding the foregoing to the undersigned at (312) 701-7843.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Philip J. Niehoff

Philip J. Niehoff
Mayer Brown LLP

cc:	Sandra B. Hunter, Securities and Exchange Commission
Dale R. Black, Isle of Capri Casinos, Inc.
Edmund L. Quatmann, Jr., Isle of Capri Casinos, Inc.
Paul W. Theiss, Mayer Brown LLP